10/18

04045732

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Phoenix Canada Oil Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME NOV 0 1 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3936 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 10/26/04

phoenix canada oil company limited

annual report • 2003

AR/S
12-31-03

phoenix

Phoenix Canada Oil Company Limited

Incorporated in Ontario, Canada, 25 November 1944

Corporate Profile

Directors	S. DONALD MOORE JOHN A. MURPHY NEIL GOUGH MICHAEL BURNS	Toronto, Ontario Scarborough, Ontario Burlington, Ontario Markham, Ontario
Officers	S. DONALD MOORE JOHN A. MURPHY	President Secretary-Treasurer
Operations Offices	TORONTO, CANADA	Suite 1240 70 York Street Toronto, Ontario, Canada M5J 1S9
	CALGARY, CANADA	3400 Petro-Canada Centre 150-6th Avenue, S.W. Calgary, Alberta, Canada T2P 3Y7
Banking	THE ROYAL BANK OF CANADA, MAIN BRANCH	Toronto, Ontario, Canada M5J 1S9
Legal Counsel	KUTKEVICIUS & KIRSH, LLP	67 Yonge Street Toronto, Ontario, Canada M5E 1J8
Affiliates	INTERSTAR GROUP INC. (12% equity) STARREX MINING CORPORATION LTD. (11% equity)	
Stock Exchange Listing	TSX VENTURE EXCHANGE (SYMBOL - PCO)	
U.S. SEC Exemption File	RULE 12g3-2(b); FILE NO. 82-3936 (Symbol - PHXCF)	
Transfer Agent	COMPUTERSHARE TRUST COMPANY OF CANADA	100University Avenue Toronto, Ontario, Canada M5J 2Y1
Auditor	ROMAN W. GIC, C.A. CHARTERED ACCOUNTANT	2 Jane Street; Suite 503 Toronto, Ontario, Canada M6S 4W3
Capitalization	AUTHORIZED ISSUED (@31 MARCH 2004	Unlimited (no par value) 5,102,194 Common Shares

Notices: The contents of this 2003 Annual Report to Shareholders are intended to inform current Shareholders about the Company and its assets and operations. It is not to be construed as an offer of sale or a solicitation of an offer to buy securities unless preceded or accompanied by a current Prospectus which will contain further information concerning the Company, and on any current public offering of its securities.

The Annual General Meeting of Shareholders will be held on Monday, the 30th day of August, 2004 at the hour of 4 p.m., (ESDT) in the Executive Boardroom, TSX Conference Centre, 130 King Street West, Toronto, Ontario, Canada

Management's Discussion and Analysis of Financial Condition and Operations

The following discussion and analysis of the Phoenix financial condition and operations should be read in conjunction with the accompanying audited Consolidated Financial Statements for the year ended 31 December 2003 -- and the unaudited Financial Statements for the three months ended 31 March 2004. Related notes and statements contained in this Annual Report, including the "Forward-Looking Statements" disclaimer hereunder, are also relevant to this discussion and analysis.

Forward-Looking Statement *--The accompanying Annual Report contains forward-looking statements which reflect Management's best judgment on the Company's operating plans and business prospects based on factors currently known but which may involve significant risks and uncertainties. Actual results attained could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, risks and uncertainties which cannot presently be determined but may be due to changes, without limitation, in economic conditions in the Company's business sector and in the financial markets, or as otherwise due to the unforeseeable effects of litigation, new legislation, and other judicial, regulatory, political, environmental and competitive developments in the sectors in which the Company operates or in which the Company is considering operations.*

Significant Current Events and Corporate Position

Financial Condition

Following the closing (July 2003) of the sale of the Company's long term investment in Baltek Corporation for U.S.$15.17 per Baltek share, the Company derived a significant before-tax capital gain on its original Ecuador balsa plantation investment made at a cost of about C$4.00 per Baltek share. This sale increased the Phoenix free cash position by about $1.5-million (pre-tax). Current assets of $7.6-million at the 2002 year-end increased to over $9.1-million at the 2003 year-end. Current liabilities were substantially unchanged at under $250,000 at each year-end.

Other Assets

The Company retains 2,469,467 shares in InterStar Group Inc., 12% of InterStar's issued equity capital (equivalent to about one-half InterStar share for each Phoenix share). Based on current InterStar share trading prices, this corporate asset is valued at approximately $1.6-million. The Company also holds 389,729 shares in Starrex Mining Corporation Ltd., 11.4% of Starrex's issued equity capital, a future cash-equivalent asset of interest.

Phoenix maintains modest working and royalty interests, largely in producing and non-producing natural gas reserves, in Alberta and British Columbia. Several proven natural gas properties remain shut in -- awaiting pipeline connections -- which are gradually being placed on production.

Nominal Phoenix Share Valuation

Based on the approximately 5.1-million common shares of Phoenix currently outstanding -- and not including the market value of the Company's productive Western Canada primarily natural gas assets -- the nominal value, primarily in cash and marketable securities, of each Phoenix common share can be estimated as in excess of $2.00 per share.

No dilutive securities, inclusive of senior, convertible or debt securities, or share purchase warrants or options, are currently outstanding or authorized for issue.

Company Overview

The Company remains a domestic and international oil and gas exploration and development operation employing its free cash assets for investments and equity interests in other resource and industrial businesses. The company is presently evaluating a principal position in an offshore Nigerian oil and gas exploration and development project. If the current negotiations are successfully concluded, it is anticipated that the Company's position will result in the equivalent of a carried working interest through the production phase.

The Company's common shares are listed for trading on the TSX Venture Exchange (Symbol:PCO). In addition to its non-operated natural gas interests, both producing and non-producing, the Company maintains investment equity positions in other companies, both related and unrelated.

Selected Audit Information

The audited Consolidated Financial Statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), and all amounts and currencies, as reported elsewhere in this discussion and analysis, are stated in Canadian dollars, unless otherwise specified.

Segmented Information

The statements and discussions herein are to be understood as being limited to one reportable operating segment which, for the purposes of this discussion and analysis, is limited to the exploration and development of oil and gas resource properties presented without their differentiation as to geographic areas or locations until and unless more substantial expenditures or investments are required to advance a major project or projects in which the Company may become involved in the future.

Overview of Performance

During the period under review (the fiscal year ending 31 December 2003, and subsequently, where material), the Company substantially maintained, and increased, its working and operating capital asset position, largely in cash, short-term financial instruments and other cash-equivalent deposits and securities. Operating expenses during the period under review comprised largely general and administrative costs to limit the impact of such activities on the Company's ongoing cash position. The investments in marketable securities remained largely unchanged -- except for the sale of a major position in Baltek Corporation, as described herein -- and to reflect a substantial increase in the current quoted market trading value of the Company's common share holdings in InterStar Group Inc.

Accounting Policies

The Company maintained its long standing accounting policies prepared in accordance with Canadian GAAP, consistently applied, with all amounts stated in Canadian dollars. The ongoing significant accounting policies are more particularly described in the audited Consolidated Financial Statements for the year ending 31 December 2003 (which accompany this discussion and analysis).

Financial Results of Operations

Investment income returns remained modest due to the continuing low market interest rate environment, increasing slightly from $256,122 the prior year to $274,739 during the period under review. Except for the Baltek share sale transaction described herein, no other material transactions involving the Company's equity investment positions were recorded.

Aggregate oil and gas production income for the period increased to $331,437 for the current period from $184,914 the prior year. Net oil and gas income (before producer royalty tax credits) increased from $98,611 last year to $237,009 the current year. Operating expenses remain unchanged at $268,437 last year compared with $268,201 for the current period. Aggregate revenues, before modest charges and recoveries, and before gains on security sales, totalled $605,176 for the current year compared with $441,036 the prior year. After all special items applicable for both years, including non-recurring gains on securities sales, net income for the period under review totalled $1,313,815 for the 2003 fiscal year, compared with a loss of $109,871 for the prior year.

Reported per share earnings for the 2003 fiscal year were **25 cents per share** -- compared with a loss of 2 cents per share for the 2002 fiscal year.

Assets (other than Cash and Equivalents)

The Company's equity investment position remained unchanged during the period under review, comprising 2,469,467 common shares (12% holding) in InterStar Group Inc. and 389,729 common shares (11.4% holding) in Starrex Mining Corporation Ltd. Both positions are held in reporting issuer companies which are listed on the TSX Venture Exchange, and which are related companies by virtue of their common management and control.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated $9,112,274, compared with $7,592,151 recorded at the earlier year-end; the difference largely reflects the sale of Baltek Corporation shares during the year which resulted in a substantial capital gain. Current liabilities at the year-end totaled $247,593 compared with $229,371 at the end of the year earlier period. At the 2003 year-end, the book value of long term investments was $88,768, which had a quoted market value of $1,187,590 -- compared with the prior year's book value of $88,391, and quoted market value of $306,317. At the date of this discussion and analysis, the quoted market value had increased to approximately $2,000,000.

Share Capital Analysis

At the date of this discussion and analysis, the Company share capital consists exclusively of 5,102,194 common shares, substantially unchanged from the prior year -- except for modest purchases under a subsisting Normal Course Issuer Bid (effective through October 22). No dilutive securities of any kind are currently outstanding or committed for issue, including, without limitation, senior, convertible or debt securities, or share purchase warrants or options on Company shares.

Use of Financial Instruments

The Company has not entered into any conventional or other form of financial instruments designed to minimize its investment risk, currency fluctuations or commodity risks. No off-balance sheet financial arrangements of any nature have been established, nor are there any pending proposals to do so.

Transactions with Related Parties

The Company has entered into nominal related party transactions dealing primarily, largely exclusively, with payments of professional and management fees for essential corporate services rendered by the Company's President and Secretary-Treasurer (who are also considered the Company's Chief Executive Officer and Chief Financial Officer, respectively). Such fees are paid on an annual basis and are more particularly described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2003 (appended to, and forming part of, this Annual Report).

The Company also remunerates its Directors by way of payments of $250.00 for each Directors' meeting attended in person by such Directors, or by way of telephone conference calls participated in by such Directors. The Company reimburses out-of-pocket expenses incurred by each Director in connection with their attendance at such meetings, or otherwise in furtherance of their duties and responsibilities as Directors.

No Director or corporate officer is currently indebted to the Company nor has any Director or corporate officer been indebted to the Company during the 2003 fiscal year, or the 2004 fiscal year to date. The Company is not informed as to any current intentions of any Director to become indebted to the Company for any reason.

Regulatory, Environmental and Other Risk Factors

The Company is not directly engaged in active field exploration and development operations which may make it subject to various laws and regulations, including, without limitation, to environmental and health and safety matters in any jurisdiction, or to political risks which are outside the Company's control. When the Company becomes directly and actively engaged in such field operations, it intends to commit to programs and policies of environmental protection on all of its operating sites in accordance with the subsisting and governing national and international codes and standards. Current oil and gas production operations in which the Company holds revenue or leasehold interests are operated by other companies which the Company considers are professional, competent and fully comply with the relevant regulatory and environmental requirements.

Outlook and Prospective

The Company regularly receives project investment proposals in the resource and industrial sectors. Preliminary or advanced due diligence investigations are conducted as deemed appropriate for the individual investment and business proposal offerings. The numerous merger and acquisition, or other investment-type proposals, as regularly received and reviewed by Management, are largely rejected on valuation questions, if the project involved is deemed meritorious in the first instance. Basic criteria reviewed by your Management concentrates on the capability and integrity of the management of the business proposal offered, combined with the tangible upside potential seen in the business plans presented, or in established business operations.

Your Management remains of the view that the Company's substantial free cash and cash-equivalent assets, combined with our modest share equity capitalization and widespread North American shareholder distribution base, can and should be enhanced by way of a business acquisition or M&A transaction that is economically feasible over the longer term, and which indicates prospective medium to long term upside potential. Your Management also concentrates on the target business's long term commitment to their industry, and evidence that their management and control persons maintain a material and continuing financial commitment to its success.

On Behalf of the Board:
per: S. Donald Moore, President
30 June 2004

Management's Responsibility For Financial Statements And Reporting

The accompanying Consolidated Financial Statements of Phoenix Canada Oil Company Limited (the "Company") and the information in this Annual Report are the responsibility of Management and are prepared in accordance with generally accepted accounting principles, consistently applied, that are considered to be the most appropriate in the circumstances.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are appropriately accounted for, are adequately safeguarded and that its financial records are reliable, complete and accurate, all in a cost-effective manner.

Management is satisfied that these Consolidated Financial Statements have been prepared accordingly and within reasonable limits of materialty, which may include certain amounts that are based on estimates and judgments. Further, Management is satisfied that the financial information throughout the balance of this Annual Report is consistent with the information presented in the audited Consolidated Financial Statements.

The independent external Auditor was appointed by Management, as described in the accompanying Management Information Circular. The external Auditor will be considered for re-appointment and engagement at the next Annual Meeting. The external Auditor has examined the Consolidated Financial Statements of the Company for the years ended December 31, 2002 and 2003 and the Auditor's Report and opinion thereon is expressed herewith.

The independent Auditor, Roman W. Gic, Chartered Accountant, has audited the Consolidated Financial Statements presented herein in accordance with generally accepted auditing standards on behalf of the Shareholders. Management has ensured that the Auditor has had full and free access to the Company's books of account and all financial records.

DATED this 30th day of June 2004.

Signed by:

"S. Donald Moore"
President

Signed by:

"John A. Murphy"
Secretary-Treasurer

R.W.Gic B.Math. (Hon), C.A.
CHARTERED ACCOUNTANT

AUDITORS' REPORT

To the Shareholders of
Phoenix Canada Oil Company Limited

I have audited the consolidated balance sheet of Phoenix Canada Oil Company Limited as at December 31, 2003 and the consolidated statements of operations and retained earnings, and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountant

Toronto, Ontario
May 7, 2004

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

PHOENIX CANADA OIL COMPANY LIMITED

TABLE OF CONTENTS

DECEMBER 31, 2003

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2003

	2003 $	2002 $
ASSETS		
CURRENT		
Cash	7,788,691	199,542
Short-term investments including marketable securities (quoted market value: 2003 - $1,314,148, 2002 - $7,946,599)	1,272,858	7,324,329
Accounts receivable	50,725	68,280
	9,112,274	7,592,151
LONG-TERM INVESTMENTS & ADVANCES (Note 2)	88,768	88,391
INTEREST IN AND EXPENDITURE ON OIL AND GAS PROPERTIES (Note 3)		
Oil and gas leases and/or permits	61,046	61,046
Deferred exploration & development expenditure (Schedule)	127,240	124,627
	277,054	274,064
OTHER		
Future tax asset (Note 7)	107,800	326,800
Capital assets (Note 4)	4,502	5,773
Organization expenses	4,207	4,207
	116,509	336,780
	9,505,837	8,202,995
LIABILITIES		
CURRENT		
Accounts payable (Note 5)	163,561	155,889
Income taxes payable	84,032	73,482
	247,593	229,371
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	4,556,694	4,584,737
RETAINED EARNINGS	4,701,550	3,388,887
	9,258,244	7,973,624
	9,505,837	8,202,995

ON BEHALF OF THE BOARD

Signed:
"S.Donald Moore Director

Signed:
"John A.Murphy" Director

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003 $	2002 $
REVENUE		
Oil and gas income	331,437	184,914
OPERATING EXPENSES		
Direct operating expenses	39,112	41,727
Royalties	55,316	44,576
	94,428	86,303
INCOME FROM OIL & GAS PRODUCTION	237,009	98,611
EXPENSES		
Administration & general	262,901	267,365
Amortization of capital assets	1,271	1,072
Interest	4,029	-
	268,201	268,437
LOSS BEFORE THE UNDERNOTED	(31,192)	(169,826)
INVESTMENT INCOME	274,739	256,122
ADJUSTMENT IN CARRYING VALUE OF SHORT-TERM INVESTMENTS	14,820	(150,510)
NET EQUITY (LOSS) PICKUP IN RELATED COMPANY	-	(6,139)
LONG-TERM INVESTMENTS WRITTEN-OFF	-	(17,207)
OIL AND GAS LEASES (WRITTEN OFF) RECOVERED	25,000	(18,897)
GAIN ON SALE OF SECURITIES	1,365,353	132,919
DEFERRED EXPLORATION & DEVELOPMENT EXPENDITURE WRITTEN OFF	-	(260,498)
GAIN ON SALE OF CAPITAL ASSETS	-	3,255
LOSS ON FOREIGN EXCHANGE	(39,004)	(1,290)
INCOME (LOSS) BEFORE INCOME TAXES	1,609,716	(232,071)
(RECOVERY) PROVISION OF INCOME TAXES (Note 7)	295,901	(122,200)
NET INCOME (LOSS) FOR THE YEAR	1,313,815	(109,871)
RETAINED EARNINGS,BEGINNING OF YEAR	3,388,887	3,497,298
SHARES REPURCHASED FOR CANCELLATION (Note 6)	(1,152)	1,460
RETAINED EARNINGS, END OF YEAR	4,701,550	3,388,887
BASIC (LOSS) EARNINGS PER SHARE (Note 6)	0.25	(0.02)

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003 $	2002 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Net income (loss) for the year	1,313,815	(109,871)
Items not affecting cash		
Amortization of capital assets	1,271	1,072
Future tax asset	219,000	(149,900)
Adjustment in carrying value of short-term investments	(14,820)	150,510
Net equity pickup in related company	-	6,139
Oil and gas leases written off	-	18,897
Deferred exploration & development expenditure written off	-	260,498
Gain on sale of fixed asset	-	(3,255)
Gain on sale of short-term investment	(1,365,352)	(132,919)
Long-term investment write-off	-	17,207
	153,914	58,378
Changes in non-cash operating working capital items		
Accounts receivable	17,555	(628)
Accounts payable	7,672	89,457
Income taxes payable	10,550	(83,458)
	189,691	63,749
FINANCING		
Shares repurchased for cancellation	(29,194)	(3,435)
	(29,194)	(3,435)
INVESTING		
Proceeds from sale of short-term investments	9,707,326	147,479
Short-term investments	(2,300,684)	(107,557)
Long-term investments & advances	(377)	(423)
Deferred exploration & development expenditure	(2,613)	488
Capital asset additions	-	(4,631)
Proceeds from sale of fixed assets	-	19,656
Organization costs	-	(330)
Proceeds from sale of gas lease	25,000	4,955
	7,428,652	59,637
INCREASE (DECREASE) IN CASH	7,589,149	119,951
CASH, BEGINNING OF YEAR	199,542	79,591
CASH, END OF YEAR	7,788,691	199,542

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003 $	2002 $
SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION		
Cash received from interest	295,260	225,808
Cash interest paid	5,760	184
Cash income taxes paid	68,247	111,158
Reduction in paid up capital through distribution of investments	-	9,438

PHOENIX CANADA OIL COMPANY LIMITED

SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURE

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003 $	2002 $
BALANCE, BEGINNING OF YEAR	124,627	385,613
DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURE		
Drilling and completion costs	1,512	(1,427)
Lease rentals	1,101	939
	2,613	(488)
Less deferred exploration and development expenditure written off	-	(260,498)
	2,613	(260,986)
BALANCE, END OF YEAR	127,240	124,627

PHOENIX CANADA OIL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Phoenix Canada Oil Company Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its inactive subsidiaries, Petrolera General S.A., Phoenix International Oil Co. and Phoenix (Sri Lanka) Offshore Petroleum Corporation.

Investments

Short-term investments are recorded at the lower of cost and market and include highly-liquid assets held for investing purposes rather than for the purpose of meeting short-term cash commitments.

Long-term investments in companies where the Company does not exercise significant influence are carried at cost and are written down when there has been a loss in value which is other than temporary. Investments in companies where the Company exercises significant influence are accounted for using the equity method.

Interest in and expenditure on oil and gas properties

The Company follows the successful efforts method of accounting for all oil and gas activities, whereby all costs relative to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized by area, to be amortized when production is attained. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties and costs of drilling both productive and non-productive wells, less any proceeds from the disposal of properties.

Should exploration activity in an area prove unsuccessful and management decide thatthere is little prospect for further work in the area, the costs are written off.

Capital assets

Capital assets are recorded at cost and amortized on the declining-balance basis at an annual rate of 20% for office furniture and 30% for plant and equipment.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumption that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. Actual results could differ from these estimates.

Environment

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable. Consequently, no accrual for potential environmental liabiities, including reclamation costs, has been made in these financial statements. To date, no environmental obligations that would have a material effect on the operations of the Company have been identified.

Financial instruments

The carrying value of cash, accounts receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

The Company does not enter into any derivative financial instruments arrangements for hedging or speculative purposes. Credit risk for the Company arises from amounts owed as a result of sales of oil and gas to customers. The Company has minimal exposure to foreign exchange risk.

2. LONG-TERM INVESTMENTS AND ADVANCES

	2003 $	2002 $
Starrex Mining Corporation Ltd. at cost (quoted market value: 2003 - $212,151; 2002 - $158,149)	4,164	4,164
InterStar Group Inc. - at cost (quoted market value: 2003 - $975,439; 2002 - $148,168)	78,943	78,943
Other investments & advances, at cost	5,661	5,284
	88,768	88,391

Pursuant to a director resolution dated May 22, 2002 the Company reduced the shareholders paid-up capital by distributing 1,711,865 of its common shares in Interstar to its shareholders on a pro rata basis. This reduction in paid-up capital resulted in a decrease to the Company's share capital of $9,438. Also during 2002, the Company received 1,542,916 shares of Interstar through its holdings of Starrex Mining Corporation Ltd. common shares.

During 2003, InterStar issued additional common shares, causing a dilution of the Company's interest from 12.0% to 9.56%. The Company is carrying its investment in InterStar at cost based on its value as at December 31, 2002, as the Company no longer has significant influence over InterStar.

At December 31, 2003, the Company owns 2,469,467 (2002 - 2,469,467) shares in InterStar, of which 701,400 (2002-1,402,800) are held in escrow. The Company is restricted from trading or disposing of these shares until they have been released from escrow.

3. INTEREST IN AND EXPENDITURE ON OIL AND GAS PROPERTIES

The Company's unamortized interest in and expenditure on its oil and gas properties in the amount of $188,286 (2002 - $185,673) can be realized only from future commercial production on the properties or from the proceeds of disposition thereof.

4. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Plant and equipment	46,053	45,240	813	1,161
Office furniture	13,811	10,122	3,689	4,612
	59,864	55,362	4,502	5,773

5. RELATED PARTY TRANSACTIONS

The Company paid $50,000 in 2003 (2002 - $35,000) to an officer and director for management services rendered.

The Company paid $33,705 in 2003 (2002 - $45,261) to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services rendered. At December 31, 2003, the amount of $33,705 (2002 - $33,705) was payable by the Company.

PHOENIX CANADA OIL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

6. CAPITAL STOCK

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

	Number of Shares	Stated Capital
Issued and outstanding as at December 31, 2001	5,139,094	4,599,070
Paid out capital	-	(9,438)
Shares repurchased on the open market through a Normal Course Issuer Bid	5,500	(4,895)
Issued and outstanding as at December 31, 2002	5,133,594	4,584,737
Shares repurchased on the open market through a Normal Course Issuer Bid	31,400	(28,043)
Issued and outstanding as at December 31, 2003	5,102,194	4,556,694

The repurchase of shares on the open market through a Normal Course Issuer Bid at prices below the stated value resulted in an decrease in retained earnings of $1,152 (2002 - increase of $1,460).

Basic earnings per share has been calculated based on the weighted-average number of common shares outstanding during 2003 of 5,121,060 (2002 - 5,135,730).

7. INCOME TAXES

The provision for income taxes is at an effective tax rate which differs from the basic corporate tax rate for the following reasons:

	2003	2002
Combined basic Canadian federal and provincial income tax rates	40.74%	42.12%
	$	$
Income tax provision calculated using statutory rates	535,248	(97,748)
Equity loss (gain)	-	2,586
Non-taxable portion of gain	(239,299)	(27,993)
Benefit of losses previously not recognized	-	(27,943)
Resource allowance	1,238	11,699
Other	(1,286)	17,199
	295,901	(122,200)

PHOENIX CANADA OIL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

The income tax provision is comprised of the following items:

	2003	2002
	$	$
Current taxes	76,901	27,700
Future taxes	219,000	(149,900)
	295,901	(122,200)

The components of the future income tax assets are as follows:

	2003	2002
	$	$
Marketable securities	1,222	183,976
Oil and gas properties	67,798	98,326
Mineral properties & fixed assets	39,208	45,105
Long-term investments	-	30,157
Other	(428)	(10,093)
Future income tax assets before valuation allowance	107,800	347,471
Valuation allowance	-	(20,671)
Future income tax assets	107,800	326,800

8. COMPARATIVE FIGURES FOR PRIOR YEAR

Figures for 2002 have been audited by another auditor.

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Balance Sheets, as at March 31, 2004 and December 31, 2003
(Prepared from Company records)
Unaudited

	Unaudited March 31, 2004	Audited December 31, 2003
ASSETS		
Current		
Cash	$ 57,187	$ 7,788,691
Short-term investments, including marketable securities (quoted market value; 2003-$9,124,981-2003-$1,314,148)	9,067,519	1,272,858
Accounts receivable	43,339	50,725
	9,168,045	9,112,274
LONG-TERM INVESTMENTS AND ADVANCES	88,768	88,768
INTEREST IN AND EXPENDITURES ON OIL AND GAS PROPERTIES		
Oil and gas leases and/or permits	61,046	61,046
Deferred exploration and development expenditures net	127,240	127,240
	188,286	188,286
OTHERS		
Future tax asset	107,800	107,800
Capital assets	4,257	4,502
Organization expenses	4,207	4,207
	116,264	116,509
	$ 9,561,363	**$ 9,505,837**
LIABILITIES		
Current		
Accounts payable and accrued liabilities	165,917	163,561
Income taxes payable	84,032	84,032
	249,949	247,593
SHAREHOLDERS' EQUITY CAPITAL STOCK		
Authorized		
Unlimited number of Common Shares without par value		
ISSUED		
5,102,194 (Dec.31,2003-5,102,194)	4,556,694	4,556,694
RETAINED EARNINGS	4,754,720	4,701,550
	9,311,414	9,258,244
	$ 9,561,363	**$ 9,505,837**

Responsibility for Financial Statements
The accompanying unaudited Consolidate Financial Statements for Phoenix Canada Oil Company Limited have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited Consolidated Financial Statements. These statements have been presented on the accrual basis of Accounting. Management is satisfied that these Consolidated Financial Statements have been presented fairly.

(Signed) "S. Donald Moore"
Director

(Signed) "J.A. Murphy"
Director

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Statements of Operation and Retained Earnings
For the Three Months ended March 31, 2004
(With comparative figures for the period March 31, 2003)
(Prepared from the Books of Account)
Unaudited

	March 31, 2004	March 31, 2003
REVENUE		
Oil & gas income	$ 64,732	$ 81,664
Operating Expenses	7,252	13,103
Direct operating expenses	16,390	15,875
Royalties	23,642	28,978
Income from Oil and Gas Production	41,090	52,686
EXPENSES		
Administration and general	54,484	62,351
Amortization of capital assets	245	318
Interest Charges	118	3,071
	54,847	65,740
Loss before the undernoted	(13,757)	(13,054)
Investment Income	63,235	68,738
Adjustment in carrying value of short term investment	2,000	37,340
Gain on sales of securities	- 0 -	12,545
Foreign exchange gain or (loss)	1,692	(16,710)
Net Income for the Period	53,170	88,859
Retained Earnings, beginning of period	4,701,550	3,388,887
Shares purchased for cancellation	- 0 -	1,279
Retained Earnings, end of period	**$4,754,720**	**$3,479,025**
Earnings per share	**$0.01042**	**$0.01733**

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Statement of Cash Flows
For the Three Months ended March 31, 2004
(With comparative figures for the period March 31, 2003) (Prepared from Company Records)
Unaudited

	March 31, 2004	March 31, 2003
Net Inflow (Outflow) of Cash related to the following activities		
OPERATING		
Net Income for the Period	$ 53,170	$ 88,859
Items not affecting cash		
Amortization of capital assets	245	318
Adjustment in carrying value of short-term investments	2,000	16,594
	55,415	105,771
Changes in non-cash operating working capital items		
Accounts receivable	7,386	(5,797)
Accounts payable and accrued liabilities	2,356	(4,480)
	9,742	(10,277)
Financing		
Shares repurchased for cancellation	- 0 -	(4,080)
Investing		
Short-term investments	(7,796,661)	(8,297)
Deferred exploration and development expenditures	- 0 -	(56)
	(7,796,661)	(8,353)
Increase (Decrease) in Cash	(7,731,504)	83,061
Cash, beginning of period	7,788,691	199,542
Cash, end of period	$ 57,187	$ 282,603
Supplemental Disclosure of Cash Information		
Cash received from interest	$ 66,137	$ 68,738
Cash interest paid	$ 118	$ 3,071
Cash income taxes paid (received)	$ - 0 -	$ - 0 -

Phoenix Canada Oil Company Limited
Notes to Consolidated Financial Statements

1) Accounting Policies: The Management of Phoenix Canada Oil Company Limited ("Company") has prepared the unaudited Consolidated Financial Statements for the three months ended March 31, 2004 in accordance with Canadian generally accepted accounting principles. These Financial Statements should be read in conjunction with the audited December 31, 2003 Consolidated Financial Statements.
2) These unaudited interim Consolidated Financial Statements follow the same accounting policies as the December 31, 2003 audited Consolidated Financial Statements.
3) Certain comparative figures for the period may have been reclassified for the current period's presentation.
4) Capital Stock: as at March 31, 2004, there was 5,102,194 common shares issues and outstanding (March 31, 2003 - 5,127,594 common shares outstanding.)

Phoenix Canada Oil Company Limited

Notice of
Annual General Meeting of Shareholders

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Phoenix Canada Oil Company Limited (the "Corporation") will be held 30 August 2004 at 4:00 pm (Toronto time) in the Executive Boardroom, TSX Convention Centre, 130 King Street West, Toronto, Canada, for the purposes of:

(a) electing Directors of the Corporation for the ensuing year; and

(b) appointing the auditor of the Corporation for the ensuing year and authorizing the Directors to fix the remuneration to be paid to the auditor; and

(c) receiving and considering the audited financial statements for the fiscal year ended December 31, 2003 and the report of the auditor thereon; and

(d) transacting such other business as may properly come before the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, in accordance with the instructions contained in the accompanying Information Circular, to the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, not less than 24 hours before the time fixed for holding the Meeting, or any adjournment thereof, or to the Chairman of the Meeting immediately prior to the commencement of the Meeting, or any adjournment thereof.

DATED at Toronto, Ontario this 30th day of June 2004:

BY ORDER OF THE
BOARD OF DIRECTORS:

Signed by:

"S. Donald Moore"

President

Phoenix Canada Oil Company Limited

MANAGEMENT'S INFORMATION CIRCULAR
(as of 30 June 2004)

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held Monday, 30 August 2004

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the Management of Phoenix Canada Oil Company Limited (the "Corporation") of proxies to be used at the Annual General Meeting (the "Meeting") of the Shareholders (the "Shareholders") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communication by and from the Directors, officers and regular employees of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed Instrument of Proxy are officers and/or Directors of the Corporation. **A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying Instrument of Proxy.** To exercise this right, a Shareholder should insert the name of the desired person in the blank space provided in the Instrument of Proxy or should complete another Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the Corporation's offices at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, or at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than twenty-four (24) hours (excepting Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

A Shareholder who has submitted an Instrument of Proxy may revoke it by instrument in writing assigned by the Shareholder, or by an authorized attorney, or, if the Shareholder is a corporation, by a duly authorized officer, and deposited either at the offices of the Corporation, or of Computershare, as above noted, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Instrument of Proxy is to be used, or with the Chairman of the Meeting on the day of such Meeting or adjournment thereof, or in any other manner permitted by law. In addition, an Instrument of Proxy may be revoked by the Shareholder, if a corporation, by a representative attending at the Meeting and voting such securities.

Exercise of Discretion by Proxies

The persons named in the accompanying Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. **In the absence of such direction, such shares will be voted in favour of: (i) the election of Directors; and (ii) the appointment of auditors. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendment or variations to matters identified in the Notice of Meeting, and with respect or other matters which may properly come before the Meeting.** As of the date hereof, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

The Instrument of Proxy shall be executed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title should be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should reflect that person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

RECORD DATE

The Directors of the Corporation have set 30 July 2004 as the Record Date for the Meeting. Only Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

On 30 June 2004 there were 5,102,194 Common Shares of the Corporation issued and outstanding. Each share carried the right to one vote. To the knowledge of the Directors and senior officers of the Corporation, the only person or persons or companies beneficially owning, directly or indirectly, common shares carrying more than ten (10%) percent of the voting rights attached to all common shares of the Corporation at 30 June 2004, is S. Donald Moore, who directly, and indirectly through his associate, Talent Oil and Gas Ltd., controls an aggregate of 2,151,307 (42%) of the outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying Instrument of Proxy intend to vote in favour to the election, as Directors, of the persons name below. The Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a Director but, if this should occur for any reason prior to the Meeting, the persons named in the accompanying Instrument of Proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated.

The number of Directors of the Corporation to be elected shall be three. All of the nominees currently serve as Directors of the Corporation and their terms of office expire at the Meeting.

The following table and notes thereto state the names of the persons proposed to be nominated for election as Directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as Directors of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly, by each of them, as at the date hereof. The information contained in the following table is based upon information furnished by the respective nominees.

Name and Municipality Of Residence	Position and Office with the Corporation	Year First Became Director	Principal Occupation	Number of common Shares of the Corporation Beneficially Owned, Controlled or Directed (Directly or Indirectly)
S. Donald Moore Toronto, ON	President	1960	President of the the Corporation, of Starrex Mining Corporation Ltd., and of InterStar Mining Group Inc.	2,151,307 (1)
John A. Murphy (2) Scarborough, ON	Secretary-Treasurer	1956	Corporate Secretary	202
Michael Burns (2) Markham, ON	None	1999	Businessman and Corporate Director	1,000

Notes:

(1) Mr. Moore holds 150,904 common shares directly and his associate, Talent Oil and Gas Ltd., holds 2,000,403 common shares.

(2) Member of Audit Committee.

APPOINTMENT OF AUDITORS

Due to the sharply increasing costs of independent external auditor services provided by the limited number of major international auditing firms, and the relatively nominal scope of the Corporation's current business operations, Management reviewed the alternatives and reached the conclusion that a change in the provision of independent external auditor services was desirable in the financial interest of the Corporation. Accordingly, the resignation of Deloitte & Touche as auditors of the Corporation was requested and received on 05 January 2004, at which time Roman W. Gic, Chartered Accountant, was appointed as auditor of the Corporation to fill the vacancy created by the resignation of Deloitte & Touche.

Mr. Roman W. Gic, Chartered Accountant, formerly practiced with the accounting firms of Ernst & Young and Deloitte & Touche. Mr. Gic has been practicing as a sole practitioner for the last 22 years. Mr. Gic is responsible for the audit of the Corporation's accounts for the year 2003, his first engagement by the Corporation.

In accordance with National Instrument 51-102 *Continuous Disclosure*, the Corporation sent a Notice of Change of Auditors to Deloitte & Touche and Roman W. Gic, C.A. under date of 03 May 2004. Attached to this Information Circular as Schedule "A" is the correspondence between the Corporation and Deloitte & Touche and Roman W. Gic, C.A., as required by National Instrument 51-102, including the Notice of Change of Auditors and the responses by letter of each of Deloitte & Touche and Roman W. Gic, C.A.

Unless such authority is withheld, the persons named in the accompanying proxy intent to vote for the appointment of Roman W. Gic, Chartered Accountant, as auditor of the Corporation for the fiscal year ending December 31, 2004, and to authorize the Directors to fix his remuneration.

ANNUAL REPORT, FINANCIAL STATEMENTS AND AUDITORS REPORT

The Annual Report, the audited financial statements of the Corporation for the year ended December 31, 2003, and the Auditor's Report thereon, will be received for consideration at the Meeting.

Further information on the Corporation's assets and operations, which are filed in a timely manner on an historic and ongoing basis, may be accessed at any time on the SEDAR website (www.sedar.com) regulatory filing system. The Corporation will promptly provide to any Shareholder requesting same a copy of any current document so described on the said SEDAR filing system free of charge.

EXECUTIVE COMPENSATION

The executive officers of the Corporation are S. Donald Moore, President and John A. Murphy, Secretary-Treasurer.

Compensation of Officers

The compensation paid by the Corporation to the President and Chief Executive Officer of the Corporation for services rendered in all capacities to the Corporation aggregated $50,000 , $35,000 and $35,000, respectively, for the years 2003, 2002 and 2001. No bonuses, other annual compensation, other awards, payouts, share grants, or share options were paid or are payable in respect of executive compensation for the years 2003, 2002 and 2001.

The aggregate remuneration paid by the Corporation to the Directors and senior officers in respect of the fiscal year ended December 31, 2003 was $83,705. See "Interest of Insiders in Material Transactions and Management Contracts."

The Corporation has no stock option or other share incentive plans and the Corporation has no pension or other retirement plans.

Employment Contracts

The Corporation has no employment contracts with its executive officers.

Compensation of Directors

The Corporation pays to each director a fee of $250 for each meeting of the Board of Directors or Committee of the Board of Directors attended.

Indebtedness of Directors and Officers

No Directors or officers of the Corporation are indebted to the Corporation nor have any Directors or officers of the Corporation been indebted to the Corporation during 2003.

Director's and Officer's Liability Insurance

Directors and Officers liability insurance is in place at an annual premium cost of $9,999 (plus taxes) (coverage shared with associated companies). The insurance limit under the policy is $1,000,000 per occurrence each policy year, subject to a $25,000 deductible payable by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

The Corporation paid $33,705 and $45,261, respectively, in each of 2003 and 2002 to Secorp Limited, a corporation controlled by Mr. John A. Murphy, for the provision of financial management, accounting and corporate secretarial services rendered by it to the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the Toronto Stock Exchange (the "TSE") issued a series of guidelines for effective corporate governance. The guidelines are concerned with the constitution of Boards of Directors, their committees' functions, their independence from management and other issues relating to sound corporate governance.

The TSE adopted as a continuing listing requirement for all TSE listed companies, and currently the TSX Venture Exchange, that each company annually disclose its corporate governance policies with reference to the guidelines. There is no requirement for a company to comply with all the TSE guidelines. The guidelines specifically recognize that each company should have the flexibility to develop its own approach to corporate governance and address the issue within the context of its particular circumstances.

In July, 1996, the Corporation formed an *ad hoc* committee of two of the members of the Board of Directors to analyze the TSE Guidelines and make recommendations regarding their implementation in a manner appropriate to the Corporation. The Committee's efforts have resulted in the implementation of the recommendations described below.

Mandate of the Board

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced Shareholder value.

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board of Directors oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

1. Formulating the overall strategic direction of the Corporation;
2. Identifying the principal risks of the Corporation's business and monitoring the implementation by management of systems to manage these risks;
3. Succession planning, including appointing and monitoring senior management;
4. Monitoring the implementation of communications strategies to facilitate communications with investors and other interested parties; and
5. Reviewing the integrity of the Corporation's internal controls and management information systems.

The Board of Directors generally plans to meet about once each quarter, dependent upon the Corporation's business activities, and following the Annual Meeting of Shareholders. The frequency of the meetings of the Board of Directors, as well as the nature of meeting agendas, are dependent upon the Corporation's affairs and are determined by the opportunities or issues which the Corporation faces from time to time.

Board Composition

The Board of Directors is currently composed of three members. The Board of Directors believes that two of its members, Messrs. Murphy and Burns, are unrelated Directors as defined in the guidelines (in other words, independent of management and free from an interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings).

The Board of Directors has considered the size of the Board to determine whether it has sufficient members to carry out its mandate in an efficient manner, while simultaneously presenting a diversity of views and experience. The Board is of the view that the Corporation's affairs dictate that a composition of at least three Directors serves to promote effectiveness and efficiency in the direction of the Corporation while preserving its diversity.

Principal Shareholder

S. Donald Moore, with his associate, Talent Oil and Gas Ltd., holds approximately 42% of the outstanding shares of the Corporation. For purposes of the guidelines, Mr. Moore is not a significant shareholder (in other words, a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors).

Independence from Management

S. Donald Moore is Chief Executive Officer, as President, of the Corporation. The Board of Directors is of the view that the position of S. Donald Moore does not impair the ability of the Board of Directors to act independently of Management and further, considering the present size of the Corporation and its activities, this arrangement is presently appropriate and functional. Mr. Moore assumes responsibility for most of the day-to-day business affairs of the Corporation but, as a matter of practice, consults with individual members of the Board on all material matters, with special reference to consultations on definitive decisions when significant new corporate business opportunities are offered for consideration by the Corporation.

Board Committees

The Board of Directors has one committee, the Audit Committee. The Board as a whole meets as required to discuss matters relating to compensation and such other issued as it deems necessary. When deemed appropriate in the circumstances, members of Management, presently exclusively Mr. Moore, is not present at such meeting.

Given the limited number of members of the Corporation's Board of Directors, the independent members of the Board must assume the functions of a corporate governance committee. In this regard, their duties include:

1. Reviewing the role and conduct of the Board of Directors and its committees and the manner in which the Board of Directors and its committees carry out their duties and responsibilities; and
2. Reviewing the composition and other requirements of the Board of Directors and identifying and recommending suitable candidates for election as Directors; and
3. If required, ensuring a suitable orientation program is available for new Directors and senior Management; and.
4. Reviewing the form and adequacy of Directors' and senior officers' compensation.
5. Directors' and senior officers' compensation.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying outs its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the Board), the Audit Committee reviews all financial reporting, including interim financial statements and the Management's Discussion and Analysis reported in the Corporation's Annual Report. The Committee meets with the Corporation's external auditors and with members of Management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditor to be appointed as the Corporation's auditor at the Annual Meeting and the terms of their remuneration.

The Committee is also charged with reviewing and monitoring the actions taken by Management with respect to any significant recommendations made by the Corporation external independent auditor.

Decisions Requiring Board Approval

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporations' business.

In addition to those matters which by law must be approved by the Board of Directors, approval by the Board is required for the Corporation's annual business plan and budget, if and when prepared and as warranted by the Corporation's business operations, major acquisitions or dispositions by the Corporation or transactions which are outside of the Corporation's existing business.

Shareholder Communications

The Board of Directors has authorized Management to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, Management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. All inquiries and concerns are directed as to context and subject to receive a complete and timely response from the appropriate officer of the Corporation.

The Board of Directors reviews the Corporations' materially significant communications with investors, the public and the financial community.

Expectations of Management

The Board of Directors has charged Management with responsibility for the efficient management and direction of the business and for the identification and proposals of initiatives for the Corporation to evaluate and secure opportunities as they arise. In order for the Board to effectively carry out its mandate, it must have confidence in the abilities of Management which reports to it with respect to identifying material issues and corporate opportunities.

ADDITIONAL INFORMATION

The documents referred to or incorporated by reference in this Management's Information Circular, including the current and prior year's Annual Reports and audited Financial Statements, and the prior year's Information Circular, are available on the SEDAR regulatory filing system website (www.sedar.com) or current corporate documents will be provided free of charge to any Shareholder of the Corporation upon request to the Corporation at Suite 1240, 70 York Street, Toronto, Canada M5J 1S9.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations to other matters to come before the Meeting other than the matters referred to in this Notice.

BOARD APPROVAL

The contents of this Management's Information Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: 30 June 2004

Signed by:

"S. Donald Moore"
President and C.E.O.

SCHEDULE "A"
(appended)

CHANGE OF AUDITORS REPORTING DOCUMENTS

Phoenix Canada Oil Company Limited

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

NOTICE OF CHANGE OF AUDITOR

TO: Deloitte & Touche LLP, Chartered Accountants
181 Bay Street, Suite 1400
Toronto, Ontario M5J 2V1
Attn: Robert Francis

AND TO: R.W. Gic, Chartered Accountant
2 Jane Street West, Suite 503
Toronto, Ontario M6S 4W3

TAKE NOTICE THAT, at the request of the Corporation, Deloitte & Touche LLP, Chartered Accountants, has resigned as the auditor of the Corporation effective as of January 5, 2004, and R.W. Gic, Chartered Accountant has been appointed to fill the vacancy created by such resignation.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditors' reports on the annual financial statements of the Corporation for the fiscal years ended December 31, 2002 and December 31, 2001, being the two (2) most recent fiscal years immediately preceding the date of this notice for which annual financial statements have been prepared nor for any other period subsequent to the most recently completed period for which an audit report was issued; and

(b) at a meeting held on March 16, 2004, the board of directors of the Corporation agreed that the current and foreseeable modest size and minimal complexity of the Corporation's operations did not justify the use and expense of a large international accounting firm to perform its audit function and that considerable cost savings could be achieved by using a smaller local firm. Accordingly, the President, acting for the directors, requested the resignation of Deloitte & Touche LLP as auditors of the Corporation and, following the receipt of such resignation, completed the appointment of R.W. Gic to fill the vacancy so created; and

(c) in the opinion of the Corporation, no reportable events within the meaning of National Policy No. 31 of the Canadian Securities Administrators have occurred prior to the date hereof.

DATED this 3rd of May 2004

ON BEHALF OF THE BOARD OF DIRECTORS

S. Donald Moore, President

R.W.Gic B.Math. (Hon), C.A.

CHARTERED ACCOUNTANT

May 7, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

To Whom It May Concern:

I have read the Notice of Change of Auditor of Phoenix Canada Oil Company Limited dated May 3, 2004 and, based on my knowledge of such information at this time, agree with each of the statements contained therein.

Yours truly

R.W.Gic, CA

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

May 7, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

To Whom It May Concern:

We have read the Notice of Change of Auditor of Phoenix Canada Oil Company Limited dated May 3, 2004 and, based on our knowledge of such information at this time, agree with each of the statements contained therein.

Yours truly,

Deloitte & Touche LLP

82-3936

PHOENIX CANADA OIL COMPANY LIMITED

PROXY

Solicited by Management for the Annual General Meeting
of Shareholders to be held on Monday, 30 August 2004

The undersigned Shareholder of Phoenix Canada Oil Company Limited (the "Corporation") hereby appoints S. Donald Moore, the President and a Director, or, failing him, John A. Murphy, Secretary-General and a Director, or instead of either of them,

______________________________ as Proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual Meeting (the "Meeting") to be held on 30 August 2004 at 4:00 p.m. (Toronto time) in the Executive Boardroom, TSX Convention Centre, 130 King Street West, Toronto, Canada, and at any adjournment or adjournments thereof.

The said Proxy is instructed to vote as specified below:

1. ________ **FOR or** _________ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR)** the election of Directors for the ensuing year of those nominees proposed by management as specified in the Information Circular of the Corporation dated 30 June 2004; and

2. ________ **FOR or** _________ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR)** the appointment of Roman W. Gic, Chartered Accountant, as auditor of the Corporation for the ensuing year and authorization of the Directors to fix his remuneration; and

3. on any matters that may properly come before the meeting as the said Proxy may see fit.

The shares represented by this Proxy will be voted and, in particular, will be voted in accordance with any instructions indicated on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or at any adjournment thereof, or if any others matters properly come before such meeting or any adjournment thereof, **this Proxy confers discretionary authority to vote** on any such amendment or variation or such other matters according to the best judgment of the person voting this Proxy.

The undersigned hereby revokes any instrument of Proxy previously given to vote at the Meeting or adjournments thereof.

DATED this _______ day of ___________, 2004

_______________________ ______________________________

Name of Shareholder (Please Print) Signature of Shareholder

____

Address of Shareholder (Please Print)

_______________________ ______________________________

NUMBER OF SHARES

NOTES:

1. This form of Proxy must be dated and signed by the appointer or his attorney in writing or, if the appointer is a body corporate, this form of Proxy must be executed under its corporate seal or by an office or attorney thereof duly authorized. If this form of Proxy is not dated, it is deemed to bear the date on which it was mailed to the Corporation.

2. **A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the Shareholder should insert the name of his nominee in the blank space provided for that purpose on the page hereof or complete another form of Proxy.**

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION.

82-5956

Phoenix Canada Oil Company Limited

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Instrument 54-101)

To: Registered and Non-registered Shareholders of **PHOENIX CANADA OIL**

Ref: Shareholder's Request to Receive 2004 Interim Financial Statements

National Instrument 54-101 and National Instrument 54-102 replace National Policy 41 and establish the framework for communication between issuers and their registered and non-registered Shareholders.

The Instruments exempt companies from having to deliver interim financial statements to their registered and non-registered Shareholders unless requested by such Shareholders to do so.

If you are a registered or non-registered Shareholder, and wish to be placed on a supplemental mailing list for the receipt of interim financial statements, please complete and return the Supplemental Return Card below.

The supplemental mailing list must be updated each year. A Supplemental Return Card will be required annually in order to receive quarterly financial statements. Other Shareholder mailings will continue to be mailed to registered shareholders in the normal course.

To: Phoenix Canada Oil Company Limited
Suite 1240; 70 York Street
Toronto, Ontario, Canada M5J 1S9

Ref: Supplemental Return Card for 2004 Supplemental Mailing List Registration

Name..
(Please Print)

Street Address/Box No..

....

City.. Province/State.............................

Postal/Zip Code..................................

Signed.. Date......................2004